December 28, 2008

China Marine Food Group Limited
Dao Bao Industrial Zone
Shishi, Fujian
China

Attn.: Mr. Liu Pengfei, CEO and Director

Dear Mr. Liu,

It is with regret that I submit this letter of resignation, effective December 28, 2008. Owing to some personal affairs, I choose to discontinue my services here.

It has been my genuine pleasure to work for China Marine Food Group Limited during these years. I have thoroughly enjoyed working with the Company's professionals and colleagues. I will miss my associations here.

Also, thank you for allowing me to serve China Marine Food Group Limited and for providing me with this opportunity. I wish you and China Marine Food Group Limited continued success in all your endeavors.

Yours sincerely,

Mr. Yang Shaobin